UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Intersections Inc.

(Name of Subject Company (Issuer))

WC SACD One, Inc.

WC SACD One Parent, Inc.

WC SACD One Merger Sub, Inc.

iSubscribed Inc.

WndrCo Holdings, LLC

General Catalyst Group IX, L.P.

GC Entrepreneurs Fund IX, L.P.

(Name of Filing Persons (Offerors))

Common Shares, par value of $0.01 per share

(Title of Class of Securities)

460981301

(CUSIP Number)

c/o iSubscribed Inc.

15 Network Drive

Burlington, MA 01803

Attention: Blake Cunneen

Phone: (617) 818-1887

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copy to:

Ari Lanin

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Suite 4000

Los Angeles, California 90067

(310) 552-8581

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
N/A	N/A

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO-C

This Tender Offer Statement on Schedule TO-C relates to the pre-commencement communications of an offer by the following parties: WC SACD One, Inc., a Delaware corporation (“HoldCo”), WC SACD One Parent, Inc., a Delaware corporation and wholly-owned subsidiary of HoldCo (“Parent”), WC SACD One Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), iSubscribed Inc. (“iSubscribed”), WndrCo Holdings, LLC (“WndrCo”), General Catalyst Group IX, L.P., and GC Entrepreneurs Fund IX, L.P. (together with General Catalyst Group IX, L.P., the “GC Funds,” and the GC Funds collectively with HoldCo, Parent, Merger Sub, iSubscribed and WndrCo, the “Filing Persons”), pursuant to an Agreement and Plan of Merger, dated as of October 31, 2018 (the “Merger Agreement”), by and among Intersections Inc., a Delaware corporation (the “Company”), Parent, and Merger Sub, to purchase any and all of the Company’s outstanding common stock, par value $0.01 per share, at a price of $3.68 per share, net to the seller in cash, without interest, as set forth in the press release attached as Exhibit 99.1. This Schedule TO-C is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The Filing Persons have not commenced the offer that is referred to in this communication. Upon commencement of such offer, certain of the Filing Persons will file with the Securities and Exchange Commission a Schedule 13E-3 and related exhibits, Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal, the Merger Agreement and other related documents. The Company’s stockholders are strongly encouraged to read the Schedule 13E-3 and related exhibits, the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available, because they will contain important information about the offer. The Schedule 13E-3 and related exhibits and the Schedule TO and related exhibits, along with all other documents that are required to be filed with the Commission, will be available without charge at the Commission’s web site at www.sec.gov and will be delivered without charge to all stockholders of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2018

WC SACD One, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD One Parent, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD One Merger Sub, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

iSubscribed Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WndrCo Holdings, LLC

By:	/s/ Andrew Chang
Name:	Andrew Chang
Title:	General Counsel

General Catalyst Group IX, L.P.

By: General Catalyst Partners IX, L.P., its General Partner
By: General Catalyst GP IX, LLC, its General Partner

By	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

GC Entrepreneurs Fund IX, L.P.

By: General Catalyst Partners IX, L.P., its General Partner
By: General Catalyst GP IX, LLC, its General Partner

By	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Intersections Inc. on October 31, 2018.*

*	Incorporated by reference to Intersections Inc.’s Form 8-K filed with the Securities and Exchange Commission on October 31, 2018.